January 7, 2005

Malcolm H. Phillips, Jr.
CDEX Inc.
1700 Rockville Pike, Suite 400
Rockville, Maryland 20852

Re:	CDEX Inc.
	Registration Statement on Form SB-2
	Filed December 30, 2004
	File No. 333-121796

Dear Mr. Phillips:

      We have the following comments on your filing. Please note that we have limited our review to the matters addressed in our comments below. We anticipate at this time that no further review of your registration statement will be made other than a review of your responses to these comments. Note that we may have further comments on these issues.

Selling Shareholders - Page 35 to 36

1. We note that your selling shareholders table will be completed by amendment. Please confirm our assumption that you intend to file a completed selling shareholders table prior to submitting a request for acceleration of the effective date of the registration statement.

Financial Statements

2. Please update your financial statements to comply with Item
310(g)
of Regulation S-B.

      As appropriate, please amend your registration statement in response to these comments. Please furnish a cover letter with your amendment that keys your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please call Tim Buchmiller at
(202)
824-5354.

							Sincerely,



							Russell Mancuso
							Branch Chief

cc:	Jeffrey A. Rinde, Esq. (via fax)
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CDEX Inc.
January 7, 2005
Page 2